P3B 3/5

1-3-5

03011688

S[illegible] S[illegible] COMMISSION
Washington, D.C. 20549

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH, D.C. 181

| SEC FILE NUMBER |
|---|
| 8- 45467 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PFPC Distributors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Bellevue Parkway
(No. and Street)

Wilmington (City) DE (State) 19809 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John P. Coary (610) 382-8630
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

| 1700 Market Street, 25th Floor | Philadelphia | PA | 19103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

[illegible] 6 2003
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KY

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, John P. Coary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFPC Distributors, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________

_______________

_______________

John P. Coary
Signature

Treasurer & Financial Operations Principal
Title

Eileen M. Allen
Notary Public

EILEEN M. ALLEN
NOTARY PUBLIC
STATE OF DELAWARE
My Commission Expires Jan. 10, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFPC Distributors, Inc.

Consolidated Financial Statements and
Unconsolidated Supplementary Information

For the Year ended December 31, 2002

## Contents

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

**Deloitte & Touche**

To the Stockholder and Board of Directors of
PFPC Distributors, Inc.

We have audited the accompanying consolidated statement of financial condition of PFPC Distributors, Inc. (the "Company") as of December 31, 2002, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the financial statements, in 2002 the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standard No. 142.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2003

PFPC Distributors, Inc.

Consolidated Statement of Financial Condition

December 31, 2002

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 12,494,029 |
| Investments, at fair market value | | 121,468 |
| Accounts receivable, net of allowance for for doubtful accounts of $31,618 | | 234,314 |
| Income taxes receivable | | 87,996 |
| Prepaid assets | | 282,423 |
| Goodwill | | 719,983 |
| Other assets | | 204,633 |
| Total assets | $ | 14,144,846 |
| **Liabilities and stockholder's equity** | | |
| Liabilities: | | |
| Accounts payable | $ | 4,850,711 |
| Intercompany payable | | 357,340 |
| Accrued expenses | | 112,141 |
| Income taxes payable | | 48,356 |
| Deferred tax liability | | 20,100 |
| Other liabilities | | 99,820 |
| Total liabilities | | 5,488,468 |
| Stockholder's equity: | | |
| Common stock, $1 par value, 200,000 shares authorized; 4 shares issued and outstanding | | 4 |
| Additional paid-in capital | | 7,289,079 |
| Retained earnings | | 1,367,295 |
| Total stockholder's equity | | 8,656,378 |
| Total liabilities and stockholder's equity | $ | 14,144,846 |

*The accompanying notes are an integral part of these financial statements.*

PFPC Distributors, Inc.

Consolidated Statement of Income

For the Year Ended December 31, 2002

| | |
|---|---|
| **Revenues:** | |
| Distribution fees | $ 57,181,397 |
| Service fees | 1,906,447 |
| Investment income | 285,378 |
| Total revenues | 59,373,222 |
| **Expenses:** | |
| Distribution expenses | 57,181,397 |
| Employee compensation and benefits | 531,578 |
| Allocated support services | 622,057 |
| Professional and other services | 550,641 |
| General office expenses | 107,710 |
| Other expenses | 72,436 |
| Total expenses | 59,065,819 |
| Income before income taxes | 307,403 |
| Provision for income taxes | 133,357 |
| Net income | $ 174,046 |

*The accompanying notes are an integral part of these financial statements.*

PFPC Distributors, Inc.

Consolidated Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2002

| | Common Stock | | Additional Paid-in | Retained | Total Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Equity |
| Balances at January 1, 2002 | 4 | $ 4 | $ 7,289,079 | $ 1,693,249 | $ 8,982,332 |
| Net income | - | - | - | 174,046 | 174,046 |
| Cash dividends paid | - | - | - | (500,000) | (500,000) |
| Balances at December 31, 2002 | 4 | $ 4 | $ 7,289,079 | $ 1,367,295 | $ 8,656,378 |

*The accompanying notes are an integral part of these financial statements.*

PFPC Distributors, Inc.

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2002

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | | $ 174,046 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in assets and liabilities: | | |
| Increase in accounts receivable | $ (58,243) | |
| Decrease in income taxes receivable | 66,796 | |
| Decrease in investments at fair market value | 261,395 | |
| Decrease in prepaid assets | 401,163 | |
| Decrease in other assets | (133,561) | |
| Increase in intercompany payable | 357,340 | |
| Increase in accounts payable | 1,468,280 | |
| Decrease in accrued expenses | (126,631) | |
| Decrease in income taxes payable | (65,037) | |
| Increase in deferred tax liability | 20,100 | |
| Increase in other liabilities | 67,352 | |
| Total adjustments | | 2,258,954 |
| Net cash provided by operating activities | | 2,433,000 |
| **Cash flows from financing activities:** | | |
| Dividend paid to parent | | (500,000) |
| Net cash used in financing activities | | (500,000) |
| Net increase in cash and cash equivalents | | 1,933,000 |
| Cash and cash equivalents at beginning of year | | 10,561,029 |
| Cash and cash equivalents at end of year | | $ 12,494,029 |
| Supplemental cash flows disclosure: | | |
| Income tax payments | | $ 96,000 |
| Income tax refunds | | $ 166,502 |

*The accompanying notes are an integral part of these financial statements.*

PFPC Distributors, Inc.

Notes to Consolidated Financial Statements

December 31, 2002

## 1. Organization

PFPC Distributors, Inc. and its subsidiaries (the "Company") is a wholly-owned subsidiary of PFPC Inc. (the "Parent") and, indirectly, PFPC Trust Company ("Trust Co.") and an indirect, majority-owned subsidiary of The PNC Financial Services Group, Inc. ("PNC" or the "Corp."), a publicly traded company.

The Company's wholly-owned subsidiaries include ABN AMRO Distribution Services (USA), Inc., BlackRock Distributors, Inc., Offit Funds Distributor, Inc. and Northern Funds Distributors, LLC. The Company and its subsidiaries are broker-dealers registered with the Securities and Exchange Commission ("SEC"), pursuant to Section 15(b) of the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc.

The Company's business includes acting as a consultant to investment companies in retailing and wholesaling mutual fund shares and selling shares to qualified retirement plans. The Company also provides both sales support services to registered representatives of broker/dealers which have entered into selling agreements with a mutual fund client of the Parent and administrative support services.

The Company has a fully-disclosed clearing arrangement with an affiliated registered clearing broker to introduce equity trades on behalf of retirement plans.

## 2. Summary of Significant Accounting Policies

***Basis of Presentation*** - The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America on a consolidated basis. All significant intercompany balances have been eliminated in consolidation. Certain amounts reported in the prior year have been reclassified to conform to current year presentation. The Company recognizes all service fees generated by the subsidiaries' operations and bears all expenses and assumes all liabilities of the subsidiaries.

***Cash and Cash Equivalents*** - Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940 ("'40 Act"). Short-term investments are carried at cost, which approximates fair value.

***Accounts Receivable*** - Accounts receivable includes amounts due from clients for the performance of distribution and support services.

**2. Summary of Significant Accounting Policies (continued)**

***Investments*** - Investments consist of shares of registered mutual fund investment companies and are stated at fair market value with realized and unrealized gains and losses recorded in the consolidated statement of income.

***Goodwill*** - Goodwill represents the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. The Company periodically evaluates goodwill for impairment. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

***Revenue Recognition*** - The Company earns distribution fee revenue from various funds based on a percentage of outstanding net assets of certain classes of shares of such funds. Monies from distribution fees are generally remitted to external brokers who distribute the shares of these funds to investors. The revenue and expense associated with these fees are included as "Distribution fees" and "Distribution expenses," respectively, in the consolidated statement of income. Revenue from service fees is recognized in the period the service is rendered.

***Investment Income*** - Investment income includes income earned on cash and cash equivalents and is recognized when earned.

***Income Taxes*** - The liability method is used in accounting for income taxes whereby deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse (See Note 4).

***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results may differ from those estimates.

***Fair Value of Financial Instruments*** - Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the estimated fair values of financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments, as defined by SFAS 107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

## 2. Summary of Significant Accounting Policies (continued)

SFAS 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The estimated fair value of financial instruments that have a short-term maturity may approximate the carrying amount of such financial instruments.

Investments are stated at fair value based on quoted market prices. The Company's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximated estimated fair value. The Company considers the amounts recorded for the financial instruments on the balance sheet to be reasonable estimates of fair value.

***New Accounting Pronouncements***

*a) Business Combinations* - In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 requires that a recognized intangible asset be amortized over its useful life unless that life is determined to be indefinite. SFAS No. 142 also requires that goodwill not be amortized but tested for impairment on at least an annual basis.

The Company adopted SFAS No. 142 effective January 1, 2002. As a result, for the year ended December 31, 2002, net income increased by $17,099 due to reduced annual amortization expense (net of related tax effects) associated with existing goodwill that is reflected on the consolidated statement of financial condition at December 31, 2002. The Company performed all of the required initial impairment analysis, which indicated that no impairment existed.

*b) Guarantees and Indemnifications* - In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 significantly changes current practice in the accounting for and disclosure of guarantees. Under FIN No. 45, certain guarantees are required to be recorded at fair value, which is different from the current practice of generally recording a liability only when a loss is probable and reasonably estimable, as defined in SFAS No. 5, "Accounting for Contingencies." FIN No. 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure requirements of FIN No. 45 became effective for any interim or annual periods ending after December 15, 2002, while the interpretation's initial recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. As required, the Company will adopt FIN No. 45 in 2003 and is currently evaluating its impact on the consolidated financial statements.

recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. As required, the Company will adopt FIN No. 45 in 2003 and is currently evaluating its impact on the consolidated financial statements.

### 3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Company had net capital of $6,308,239, which was $6,148,952 in excess of the required net capital of $159,287. The Company's resulting ratio of aggregate indebtedness to net capital was 0.38 to1.

### 4. Income Taxes

The Company is a participant in a master tax sharing agreement with the Corp. Federal income taxes represent an agreed upon allocation from the Corp. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability, computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in current taxes otherwise payable by the group.

The operating results of the Company are included in the consolidated U.S. Federal income tax returns of the Corp. and its subsidiaries. For state and local income tax purposes, the Company either was included in the combined and unitary tax returns with the Corp. and its subsidiaries or filed separate company returns.

The income tax expense included in the consolidated statement of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," is as follows:

| At December 31, 2002 | |
|---|---|
| Current: | |
| Federal | $78,412 |
| State | 39,962 |
| Total current | 118,374 |
| Deferred: | |
| Federal | 14,983 |
| Total income tax provision | $133,357 |

## 4. Income Taxes (continued)

At December 31, 2002, the Company had the following net deferred tax liability of $20,100, which resulted primarily from state taxes payable to the Parent:

| At December 31, 2002 | |
|---|---|
| Deferred tax asset | $ 10,000 |
| Deferred tax liability | (30,100) |
| Net deferred tax liability | $(20,100) |

The provision for federal income taxes is different from the amount which would be provided by applying the federal statutory income tax rate of 35 percent to income before income taxes, primarily as a result of the federal deductibility of state income taxes.

## 5. Employee Benefit Plans

***Incentive Savings Plan*** - The Company's employees participate in PNC's Incentive Savings Plan ("ISP"), a defined contribution plan. Under the ISP, employee contributions of up to 6% of eligible compensation, subject to Internal Revenue Code limitations, are matched by the Company. ISP expenses for the Company were $16,948 for the year ended December 31, 2002 and are included in "Employee compensation and benefits" in the consolidated statement of income. Contributions to the ISP are matched with shares of PNC common stock.

***Postretirement Benefits*** - PNC provides certain health care and life insurance benefits for retired employees and their dependents. No postretirement benefits expense was allocated to the Company by PNC for the year ended December 31, 2002. No separate financial obligation data for the Company is available with respect to such plan.

***Noncontributory Defined Benefit Pension Plan*** - Certain employees of the Company participate in PNC's noncontributory defined benefit pension plan. Retirement benefits are based on compensation level, age and length of service. Participants are fully vested after five years of service. Pension contributions are based on actuarially determined amounts necessary to fund total benefits payable to plan participants. The Company had a prepaid pension benefit obligation of $2,670 as of December 31, 2002. This amount was recorded in "Other assets" on the consolidated statement of financial condition.

## 6. Related Party Transactions

Related party revenues of $21,047,192 were generated by providing distribution and administrative support services to affiliated open-end investment companies. At December 31, 2002, $64,532 of revenue was accrued for services performed for affiliated open-end investment companies. This balance was included in "Accounts receivable" on the consolidated statement of financial condition.

The financial statements are prepared from the separate records maintained by the Company. The Company shares office space and equipment with the Parent, which is under common control of the Corp. Accordingly, the Company has been charged for such shared costs. The Parent, the Corp. and certain other affiliates provide administrative, legal, human resource and other general support services, the cost of which is also allocated to the Company. For the year ended December 31, 2002, these allocations totaled $670,990, which are included in "Allocated support services" and "General office expenses" in the consolidated statement of income. At December 31, 2001, amounts payable to the Parent totaled $357,339, which is included in "Intercompany payable" in the consolidated statement of financial condition.

For the year ended December 31, 2002, income tax payments of $96,000 were made to the Corp. and Trust Co. and income tax refunds of $166,502 were received from the Corp. and Trust Co.

In support of various Parent activities, PFPCDI incurs various expenses which are allocated back to the Parent. Prior to January 1, 2002, this methodology was not in place; therefore, such charges were not allocated back to the Parent.

As a result of the related party transactions described above, these financial statements are not necessarily indicative of the conditions that would have existed if the Company had operated as a standalone, unaffiliated company.

In November 2002, the Board declared and paid a cash dividend of $500,000 to the Parent based on the excess of cash over required net capital of the Company.

The members of the Board of Directors of the Company are employees of the Parent or Trust Co. For the year ended December 31, 2002, the Board members did not receive any remuneration for their services.

## 7. Client Concentrations

For the year ended December 31, 2002, an unaffiliated client represented approximately 23% of the Company's service fee revenue, while approximately 42% of service fee revenue was generated from two affiliated open-end investment companies.

PFPC Distributors, Inc.

Notes to Consolidated Financial Statements (continued)

December 31, 2002

## 8. Consolidated Subsidiaries

The following is a summary of certain financial information regarding the Company's consolidated subsidiaries:

| | ABN AMRO Distribution Services (USA), Inc. | BlackRock Distributors, Inc. | Offit Funds Distributor, Inc. | Northern Funds Distributors, LLC | Total |
|---|---|---|---|---|---|
| Total assets | $ 264,931 | $ 3,866,637 | $ 36,231 | $ 27,745 | $4,195,544 |
| Total liabilities | 229,095 | 3,327,254 | 221 | - | 3,556,570 |
| Total equity | $ 35,836 | $ 539,383 | $ 36,010 | $ 27,745 | $ 638,974 |

Total subsidiary equity of $638,974 is not included as capital in the computation of the Company's net capital under rule 15c3-1.

## 9. Financial Instruments with Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's clearing broker, J.J.B. Hilliard, W.L. Lyons, Inc., an affiliate, is exposed to risk of loss on customer transactions. In the event of a customer's inability to meet the terms of its contracts, the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customers' obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2002, there were no amounts owed to the clearing broker by these customers.

## 10. Reconciliation Between Unconsolidated FOCUS Report and Consolidated Financial Statements

For the year ended December 31, 2002, differences existed between amounts reported in the audited consolidated financial statements and those reported in the December 31, 2002 quarterly FOCUS report filed January 27, 2003.

**10. Reconciliation Between Unconsolidated FOCUS Report and Consolidated Financial Statements (continued)**

The following is a reconciliation of amounts reported in the FOCUS filing to amounts reported in the audited financial statements:

| | | Assets | | Liabilities |
|---|---|---|---|---|
| Amounts reported per Part IIA FOCUS filing | $ | 11,158,513 | $ | 2,502,135 |
| Net effect of consolidation of subsidiaries | | 3,099,162 | | 3,099,162 |
| Audit adjustments | | (112,829) | | (112,829) |
| Amounts reported per audited financial statements | $ | 14,144,846 | $ | 5,488,468 |

# Supplementary Information

PFPC Distributors, Inc.

Computation of Unconsolidated Net Capital under SEC Rule 15c3-1

December 31, 2002

| | | |
|---|---|---|
| **Net Capital:** | | |
| Stockholder's equity | | $ 8,656,378 |
| Deduction for nonallowable assets: | | |
| Equity of subsidiaries | | 638,974 |
| Accounts receivable | | 234,314 |
| Income taxes receivable | | 87,996 |
| Prepaid assets | | 282,423 |
| Goodwill | | 719,983 |
| Other assets (less accrued investment income of $12,000) | | 192,633 |
| Net capital before haircuts on securities positions | | 6,500,055 |
| Haircuts on securities: | | |
| Investment in money market mutual fund (2% of $8,679,784) | | 173,596 |
| Investment in mutual funds (15% of $121,468) | | 18,220 |
| Net capital | | 6,308,239 |
| **Aggregate Indebtedness:** | | |
| Items included in statement of financial condition: | | |
| Accounts payable | $ 1,297,552 | |
| Intercompany payable | 811,337 | |
| Accrued expenses | 112,141 | |
| Income taxes payable | 68,456 | |
| Other liabilities | 99,820 | |
| Total aggregate indebtedness | $ 2,389,306 | |
| **Computation of Basic Net Capital Requirement:** | | |
| Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000) | | 159,287 |
| Net capital in excess of required minimum | | $ 6,148,952 |
| Excess net capital @ 1000% (net capital less 10% of aggregate indebtedness) | | $ 6,069,308 |
| Ratio of aggregate indebtedness to net capital | | 0.38 to 1 |

**Statement Pursuant to SEC Rule 17a-5(d)(4):**

The differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in the Company's unaudited PART IIA FOCUS Report on December 31, 2002 and filed January 27, 2003 are primarily due to the effect of various accrual adjustments. The adjustments resulted in a decrease of .02 in the ratio of aggregate indebtedness to net capital.

## EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

| Clearing Firm SEC#s | Name | Product Code |
|---|---|---|
| 8- [4335A] | [4335A2] | [4335B] |
| 8- [4335C] | [4335C2] | [4335D] |
| 8- [4335E] | [4335E2] | [4335F] |
| 8- [4335G] | [4335G2] | [4335H] |
| 8- [4335I] | [4335I2] | [4335J] |

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

This page is an excerpt from the FOCUS Part 11A Report filed by PFPC Distributors, Inc., as of December 31, 2002, evidencing the SEC rule section under which exemption from SEC Rule 15c3-3 is claimed.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

**Deloitte & Touche**

The Board of Directors
PFPC Distributors, Inc.

In planning and performing our audit of the consolidated financial statements of PFPC Distributors, Inc. (the "Company"), for the year ended December 31, 2002 (on which we issued our report dated February 24, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, mistatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 24, 2003